Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District
Jiangmen City, Guangdong Province, 529000
People’s Republic of China
Tel:  +86 (750) 395-9988

February 18, 2014

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: David Korvin

RE:	Huixin Waste Water Solutions, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 29, 2013 Response Letter Dated January 9, 2014 File No. 0-52339

Dear Mr. Korvin:

This letter is provided in response to your letter dated January 28, 2013 regarding the above-referenced filing of Huixin Waste Water Solutions, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Item 2. Properties page 34

1.
We note that you have not provided to our engineer the supplemental information requested in comment six in our letter dated December 19, 2013.  Please provide the requested information as soon as possible.  Please understand that we will need adequate time to review the supplemental information before fully addressing your response to this comment.

Response:  Pursuant to your comment six from your letter dated December 19, 2013, we provided the information on a CD and mailed it via FedEx to you on January 28, 2014. According to the tracking record, you have received the CD.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 51
Results of Operations, page 55

2.
We have reviewed your response to prior comment nine from our letter dated December 19, 2013.  As we previously requested, please also enhance your discussion of cost of revenue in future annual and quarterly filings to quantify the average costs per ton sold for water purifying agents and HAC Powder during each period presented.  Please disclose and discuss the underlying reasons for changes in such amounts.  Please show us what your revised MD&A will look like.

Response:  Pursuant to your comment, we will revise our discussions of revenue and cost of revenue in future annual and quarterly filings as follows:

“Our revenue from sales of water purifying agents for the year ended December 31, 2012 was $42,882,342, representing an increase of $6,493,609 or approximately 18% from $36,388,733 for the year ended December 31, 2011. The increase was primarily due to an increase in sales volume of approximately 32,000 tons or 11% to 322,000 tons from 290,000 tons, and an increase in average sales price of approximately $8 or 6% to $137 per ton for the year ended December 31, 2012 from $129 per ton for the year ended December 31, 2011. The increase was due to a continuous increase of the sales of our water purifying agents through expansion of our customer base and increased orders from our existing customers.

Our cost of sale for water purifying agents for the year ended December 31, 2012 was $27,288,092, representing an increase of $3,986,999 or 30% from $21,538,330 for the year ended December 31, 2011.  Our average costs per ton sold for water purifying agents for the year ended December 31, 2012 was $84, representing an increase of $10 or $14% from $74 for the year ended December 31, 2011. Our cost of sales for water purifying agents is mainly comprised of cost of raw materials (mainly HAC powder and hydrochloric acid), payroll expense, depreciation of production equipment and other daily production costs.  The increase of cost of sales for water purifying agents can be broken out as follows: 1) 29.27% driven by increase of production quantity; 2) 64.29% driven by increase of raw material prices; and 3)6.44% driven by an increase in payroll expense and other production costs.

Our revenue from sales of HAC powder for the year ended December 31, 2012 was $37,577,650, representing an increase of $5,066,308 or approximately 16% from $32,511,342 for the year ended December 31, 2011.  The increase was primarily due to an increase in external sales volume of approximately 5,000 tons or 2% to 230,000 tons for the year ended December 31, 2012 from 225,000 tons for the year ended December 31, 2011; increase in intercompany sales volume of approximately 6,000 tons or 11% to 58,000 tons in the year ended December 31, 2012 from 52,000 tons for the year ended December 31, 2011; and an increase in the average sales price of approximately $22 per ton or 15% to $170 for the year ended December 31, 2012 from $148 per ton for the year ended December 31, 2011. The increase in average sales price was driven by high demand in the HAC powder market.

Our cost of sales for HAC powder for the year ended December 31, 2012 was $26,973,210, representing an increase of $3,081,851 or approximately 13% from $23,891,359 for the year ended December 31, 2011. Our average costs per ton sold for HAC powder for the year ended December 31, 2012 was $117, representing an increase of $11 or approximately 10% from $106 for the year ended December 31, 2011. Our cost of sales for HAC powder is comprised of cost of raw materials (mainly aluminum ore, limestone and coal), payroll expenses, amortization of intangible assets and depreciation of production equipment and other daily production costs. The factors leading to the increase of cost of sales for HAC powder can be broken out as follows:  1) 2% driven by an increase in production quantity; 2) 88% driven by an increase in raw material prices; and 3)10% driven by an increase in payroll expenses and other production costs.”

3.
We have reviewed your response to prior comment ten from our letter dated December 19, 2013.  Please further enhance your disclosures in future annual and quarterly filings regarding the reasons for changes between periods for each segment.  In circumstances where more than one factor results in a change, please quantify the incremental impact of each factor.  For example, your proposed disclosure related to Income from operations for the Guangdong Huixin segment states the decrease was “primarily due to increase of payroll expenses due to increase of [your] head count and pay increase, increase of rent expenses and increase in sponsorship for Champion of the Earth Award [you] entered into with the United Nations Environment Program (“UNEP”) during the year of 2012, which offset by the increase in gross profit from sales.”  It is unclear how much each factor contributed to the decrease in Income from operations for the Guangdong Huixin segment.  This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations.  Please revise accordingly and show us what your revised MD&A will look like.

Response:  Pursuant to your comment, we will revise our disclosures in future annual and quarterly filings to discuss the reasons for changes between periods for our three reportable segments as follows:

“Our net revenue from Guangdong Huixin Environmental Protection Co., Ltd. (“Guangdong Huixin”, formerly “Jiangmen Wealth Water Purifying Agent Co., Ltd” or “Jiangmen Wealth Water”) was $42,882,342 and $36,388,733 for the years ended December 31, 2012 and 2011, respectively, representing an increase of $6,493,609 or approximately 18%. The increase was due to a continuous increase of the sales of our water purifying agents through expansion of our customer base, and from increased orders from our existing customers. Gross income was $15,594,251 and $14,850,402, respectively, for the years ended December 31, 2012 and 2011, representing an increase of $743,849. Income from operations was $10,863,708 and $10,934,982 for the years ended December 31, 2012 and 2011, respectively, representing a decrease of $71,274. The decrease was primarily due to an increase of payroll expenses by $140,000 which was 19% of gross income (which was driven by increase of our head count and pay increase), increase of rent expenses by $20,000 which was 3% of gross income, and an increase due to our sponsorship of the Champion of the Earth Award we entered into with the United Nations Environment Program (“UNEP”) during the year of 2012 which was $452,000 or 60% of gross income, which was offset by the increase in gross profit from sales.

Our net revenue from sales of HAC powder from GuizhouYefeng for the year ended December 31, 2012 was $16,594,960, which included $9,849,982 related to intercompany sales, and for the year ended December 31, 2011 was $13,653,814, which included $8,087,220 related to intercompany sales, representing an increase of $2,941,146 or approximately 21%.  This increase was primarily due to unit prices, which increased by approximately 13% and an increase in intercompany sales during the year ended December 31, 2012 compared to same period in 2011. Income from operations from the year ended December 31, 2012 was $6,595,035 and for the year ended December 31, 2011 was $5,228,182, representing an increase of $1,366,853 or approximately 26%. The increase was primarily due to an increase from net revenue with a relatively stable cost of revenue from sales of HAC powder, which was offset by the increase in our selling and marketing expenses in 2012 which was primarily attributable to an increase in head counts in the sales and marketing department and an increase of sales commission expenses, as a result of increasing sales compared to the same period in 2011.

Our net revenue from sales of HAC powder from Shanxi Wealth for the year ended December 31, 2012 was $30,832,672 and for the year ended December 31, 2011 was $26,944,749, representing an increase of $3,887,923 or approximately 14%.  This increase was primarily due to unit prices, which increased by approximately 13% during the year ended December 31, 2012 compared to same period in 2011. Income from operations from the year ended December 31, 2012 was $9,956,863 and for the year ended December 31, 2011 was $8,431,843, representing an increase of $1,525,020 or approximately 18%. The increase was primarily due to an increase of net revenue, with relatively stable cost of revenue from sales of HAC powder, which was offset by the increase in our selling and marketing expenses in 2012, primarily attributable to an increase in head counts in the sales and marketing department, and an increase in sales commission expenses, as a result of an increase in sales compared to the same period in 2011.”

Consolidated Financial Statements

(5) Deposit for mining right acquisition, page F-21
(13) Subsequent event, page F-30

4.
We have reviewed your response to prior comment 17 from our letter dated December 19, 2013.  Please more fully explain to us, and enhance your  proposed disclosures in future filings to address, the specific nature of the “minimal operations” that were being conducted at the Aluminum Bauxite mining right located in Guizhou Province, PRC prior to your acquisition.  Also, please more fully explain to us, and enhance your proposed disclosures in future filings to address, how you will assess your mineral rights for impairment.  Based on your proposed disclosures it is not clear to us what you will compare the carrying value to or how you will determine that amount.

Response: We should have been clearer in our earlier response about the “minimal operations” prior to our acquisition. As a point of fact, there were no operations whatsoever at the mine prior to our acquisition. It was simply a piece of land with no extraction of any kind, or any labor being applied, prior to our acquisition.

Our mining rights are classified as intangible assets in accordance with ASC 350-35-14.

Per ASC 360-35-21 "A long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable." These circumstances include (but are not limited to) a significant decrease in the market price of a long-lived asset or a significant adverse change in legal factors or various other circumstances.

The Company regularly reviews its budgets and forecasts for cash flows to be generated from expected production and related revenue against its actual results and net carrying value. Further, management regularly analyzes engineering reserve reports to determine if circumstances may have occurred that would potentially indicate that the net carrying value of its mining rights assets may not be recoverable over the respective remaining estimated useful lives. If such circumstances arise, it would require additional analysis to determine a potential impairment. As no circumstances have occurred thus far that would potentially affect the net carrying value of our mining rights assets, management has determined that no additional analysis of the recoverability of the net carrying value is necessary.

Item 10. Directors, Executive Officers and Corporate Governance, page 61

Employee Agreements, page 64

5.
We note your response to comment 12 in our letter dated December 19, 2013 regarding Mr. Lui’s renewed employment agreement.  In the future and to the extent applicable, please also consider the applicability of Item 5.02(e) of Form 8-K.

Response:  Mr. Lui’s renewed employment agreement on June 28, 2013 contains essentially the same terms as the prior agreement between him and the Company, except with the term extended. Pursuant to your comment, in the future and to the extent applicable, we will consider the applicability of Item 5.02(e) of Form 8-K.

Item 11. Executive Compensation, page 66
Compensation of Directors, page 67

6.
We note your supplemental disclosure in response to comment 14 in our letter dated December 19, 2013.  We also note footnote (2) disclosure regarding the fees paid to Ms. Du “in connection with services provided to [y]our Operating Companies as a financial manager.”  Please ensure to disclose the fees paid to Ms. Du under the “All other compensation” column in accordance with Item 402(r)(2)(vii)(F) of Regulation S-K.  To the extent that these services are performed pursuant to a written consulting agreement, please have it filed as an exhibit with your next periodic report.

Response: There is no written consulting agreement by and between Ms. Du and the Company. Pursuant to your comment, we are revising the tabular disclosure of the directors’ compensation for year 2012 as follows. Similar tabular disclosure of the directors’ compensation as specified by Item 402(r) of Regulation S-K will be included in the Form 10-K for the fiscal year ended December 31, 2013 and our future filings.

“Compensation of Directors

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings. The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2012, to each of the following named directors.

Name	Fees earned or paid in cash ($)		Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Mingzhuo Tan	0	(1)						0
Hongyu Du	0	(2)					28,500	28,500
Joe Levinson	30,000							30,000
Huaili Zheng	20,000							20,000
Mr. Siqi Kang	0	(3)						0

(1)
Our director Mr. Mingzhuo Tan is not compensated for serving on the board of directors. Please refer to the table of Summary Compensation of Executive Officers for Mr. Tan’s compensation as our executive officer in fiscal year 2012 and 2011.

(2)
Ms. Hongyu Du is not compensated for serving on the board of directors.  Ms. Du received $28,500 and $27,800, in fiscal years of 2012 and 2011, respectively, in connection with services provided to our Operating Companies as a financial manager.

(3)	Mr. Siqi Kang is not compensated for serving on the board of directors.”

7.
Given that Mr. Levinson’s director fees exceed Mr. Zheng’s by $10,000, in future filings please consider the disclosure requirements of Item 402(r)(3)(ii) of Regulation S-K which require disclosure of differences in compensation arrangements of directors.

Response: Mr. Levinson’s fees are different from Mr. Zheng’s due to his additional responsibilities and burdens of being the Chairman of our Audit Committee. Pursuant to your comment, we shall add this additional disclosure in our future filings in order to comply with the requirement of disclosure of differences in compensation arrangements of directors under Item 402(r)(3)(ii).

We are also hereby providing the following acknowledgements and representations:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours, Huixin Waste Water Solutions, Inc.

/s/ Mingzhuo Tan
Mingzhuo Tan, CEO

cc:           Louis E. Taubman, Esq.
Hunter Taubman Weiss LLP
130 w. 42nd Street, Suite 1050
New York, NY 10036